Coopers & Lybrand                     certified public accountants



REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders
Ford Motor Company

We have audited the consolidated balance sheet of Ford Motor Company and Subsidiaries at December 31, 1993 and 1992, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ford Motor Company and Subsidiaries at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Notes 6 and 8 to the consolidated financial statements, the company changed its methods of accounting for postretirement benefits other than pensions and income taxes in 1992.


COOPERS & LYBRAND

400 Renaissance Center
Detroit, Michigan 48243
313-446-7100
February 1, 1994

                                           Ford Motor Company and Subsidiaries
                                                          HIGHLIGHTS
                                                         -----------

                                                         Fourth Quarter              Full Year
																																											---------------------------------   --------------------------------
Worldwide factory sales of cars
 and trucks (in thousands)
- - United States                                        942         873         3,826     3,361
- - Outside United States                                512         529         2,138     2,403
                                                   -------     -------      --------     -------
             Total                                   1,454       1,402         5,964     5,764
                                                   =======     =======      ========     ========

Sales and revenues (in millions)
- - Automotive                                       $23,511     $21,498      $ 91,568   $ 84,407
- - Financial Services                                 4,330       3,908        16,953     15,725
                                                   -------     -------      --------   --------
   Total                                           $27,841     $25,406      $108,521   $100,132
                                                   =======     =======      ========   ========

Income/(loss) before cumulative effects
 of changes in accounting principles
 (in millions)
- - Automotive                                       $   297     $(1,037)    $    940    $ (1,534)
- - Financial Services                                   422         197        1,589       1,032
                                                   -------     --------    --------    -------
   Total                                           $   719     $  (840)    $  2,529    $   (502)
                                                   =======     =======     ========    ========

Net income/(loss) (in millions)
- - Automotive                                       $   297     $(1,037)    $    940    $ (8,628)
- - Financial Services                                   422         197        1,589       1,243
                                                   -------     --------    --------    -------
Total                                              $   719     $  (840)    $  2,529    $ (7,385)
                                                   =======     =======     ========    ========
Capital expenditures (in millions)
- - Automotive                                       $ 1,985     $ 1,747     $  6,714    $  5,697
- - Financial Services                                    32          41          100          93
																																																			-------					-------					---------			-------
   Total    																			                    $ 2,017     $ 1,788     $  6,814    $  5,790
                               																			 =======     =======     ========    ========

Stockholders' equity at December 31
- - Total (in millions)                              $15,574     $14,753     $ 15,574    $ 14,753
- - After-tax return on Common and
   Class B stockholders' equity                       21.1%          *         18.6%          *

Automotive cash, cash equivalents,
 and marketable securities at
 December 31 (in millions)                         $ 9,752     $ 9,035     $  9,752    $  9,035

Automotive debt at December 31
 (in millions)                                     $ 8,016     $ 8,317     $  8,016    $  8,317

After-tax returns on sales
- - Automotive                                           1.3%          *          1.1%          *
- - Total Company                                        2.6%          *          2.4%          *

Shares of Common and Class B Stock
 (in millions)
- - Average number outstanding                           498         488          493         486
- - Number outstanding at December 31                    499         489          499         489

AMOUNTS PER SHARE OF COMMON AND
 CLASS B STOCK AFTER PREFERRED
 STOCK DIVIDENDS

Income/(loss) before cumulative
 effects of changes in accounting
 principles
- - Automotive                                       $  0.45     $ (2.25)    $   1.33    $  (3.58)
- - Financial Services                                  0.85        0.40         3.22        2.12

   Total                                           $  1.30     $ (1.85)    $   4.55    $  (1.46)
                                                   =======     =======     ========    ========

Income/(loss)
- - Automotive                                       $  0.45     $ (2.25)    $   1.33    $ (18.16)
- - Financial Services                                  0.85        0.40         3.22        2.55

   Total                                           $  1.30     $ (1.85)    $   4.55    $ (15.61)
                                                   =======     =======     ========    ========

Income/(loss) assuming full dilution               $  1.19     $ (1.85)    $   4.20    $ (15.61)

Cash dividends per share of Common
 and Class B Stock                                 $  0.40     $  0.40     $   1.60    $   1.60

- - - - - -
*Results in this period were a loss.



                                     FS-1

                     Ford Motor Company and Subsidiaries

                            VEHICLE FACTORY SALES
                           ----------------------

              For the Periods Ended December 31, 1993 and 1992


                                      Fourth Quarter              Full Year
                               -------------------------  ---------------------------
                                  1993        1992         1993        1992
                                  -------   -------      --------    -------
U.S. and Canada
Cars - U.S.                   458,253        446,772    1,950,238   1,841,248
     - Canada                  34,668         28,978      126,297     123,551

  Total cars                  492,921        475,750    2,076,535   1,964,799

Trucks - U.S.                 483,623        426,166    1,875,711   1,520,049
       - Canada                42,571         34,938      125,906     109,161

  Total trucks                526,194        461,104    2,001,617   1,629,210


Total U.S. and Canada       1,019,115        936,854    4,078,152   3,594,009

Outside U.S. and Canada
Germany                       192,563        201,851      831,216     923,763
Britain                        98,146         82,302      421,939     473,178
Spain                          48,208         70,739      211,413     310,957
Taiwan                         18,881         23,923      113,861     113,966
Mexico                         22,429         31,577       90,710     126,334
Australia                      33,527         32,092      126,753     120,017
Japan                          10,725         13,855       52,805      66,654
Other countries                10,562          9,177       36,737      35,496

  Total overseas              435,041        465,516    1,885,434   2,170,365


  Total worldwide vehicle
   factory sales            1,454,156      1,402,370    5,963,586   5,764,374
                            =========      =========    =========   =========




Includes units manufactured by other companies and sold by Ford. Factory sales are shown by source of manufacture, except that Canadian, Mexican and Australian exports to the United States are included as U.S. vehicle sales, and U.S. exports to Canada are included as Canadian vehicle sales.


                                    FS-2

                     Ford Motor Company and Subsidiaries

                      CONSOLIDATED STATEMENT OF INCOME
                      --------------------------------

            For the Years Ended December 31, 1993, 1992 and 1991
                                (in millions)
                                              1993        1992        1991
                                            ------      -------     --------
AUTOMOTIVE
Sales (Note 1)                              $91,568     $84,407     $72,051

Costs and expenses (Note 1)
Costs of sales                               85,168      81,748      71,827
Selling, administrative, and other expenses   4,968       4,434       3,993

  Total costs and expenses                   90,136      86,182      75,820

Operating income/(loss)                       1,432      (1,775)     (3,769)

Interest income                                 563         653         677
Interest expense                                807         860         903

  Net interest expense                         (244)       (207)       (226)
Equity in net income/(loss) of affiliated
 companies (Note 1)                             127          15         (29)
Net (expense)/revenue from transactions with
 Financial Services (Note 16)                   (24)         15         (28)

Income/(loss) before income taxes
 and cumulative effects of changes
 in accounting principles -
 Automotive                                   1,291      (1,952)     (4,052)

FINANCIAL SERVICES
Revenues (Note 1)                            16,953      15,725      16,235

Costs and expenses (Note 1)
Interest expense                              6,482       7,056       8,317
Operating and other expenses                  3,196       2,945       2,822
Provision for credit and insurance losses     1,523       1,795       2,159
Depreciation                                  3,064       2,089       1,500

  Total costs and expenses                   14,265      13,885      14,798
Net revenue/(expense) from
 transactions with
 Automotive (Note 16)                            24         (15)         28


Income before income taxes and cumulative
 effects of changes in accounting
 principles -
 Financial Services                           2,712       1,825       1,465


TOTAL COMPANY
Income/(loss) before income taxes and
 cumulative effects of changes in
 accounting principles                        4,003        (127)     (2,587)

Provision/(credit) for
 income taxes (Note 6)                        1,350         295        (395)


Income/(loss) before minority
 interests and cumulative effects
 of changes in accounting
 principles                                   2,653        (422)     (2,192)

Minority interests in net
 income of subsidiaries                         124          80          66

Income/(loss) before cumulative effects of
 changes in accounting principles             2,529        (502)     (2,258)

Cumulative effects of changes in accounting
 principles (Notes 6 and 8)                       -      (6,883)          -


Net income/(loss)                             2,529      (7,385)     (2,258)

Preferred stock dividend requirements           288         209          22


Income/(loss) attributable to Common
 and Class B Stock                          $ 2,241     $(7,594)    $(2,280)
                                            =======     =======     =======


                                    FS-3

                     Ford Motor Company and Subsidiaries

                      CONSOLIDATED STATEMENT OF INCOME
                     ---------------------------------
            For the Years Ended December 31, 1993, 1992, and 1991
                                (in millions)

                                              1993        1992       1991

Average number of shares of
 Common and Class B Stock
 outstanding                                   493          486        476

AMOUNTS PER SHARE OF COMMON
 STOCK AND CLASS B STOCK
 AFTER PREFERRED STOCK DIVIDENDS (Note 1)

Income/(loss) before cumulative
 effects of changes in
 accounting principles                      $ 4.55      $ (1.46)    $(4.79)

Cumulative effects of changes
 in accounting principles                        -       (14.15)         -

Income/(loss)                               $ 4.55      $(15.61)    $(4.79)
                                            ======      =======     ======

Income/(loss) assuming full dilution        $ 4.20      $(15.61)    $(4.79)

Cash dividends                              $ 1.60      $  1.60     $ 1.95




The accompanying notes are part of the financial statements.



                                    FS-4

                     Ford Motor Company and Subsidiaries

                         CONSOLIDATED BALANCE SHEET
                         --------------------------
                                (in millions)
                                                      December 31,  December 31,
                                                          1993          1992
                                                     -------------  -----------
ASSETS
Automotive
Cash and cash equivalents                            $  5,667       $  3,504
Marketable securities, at cost
 and accrued interest
 (approximates market, Note 2)                          4,085          5,531

   Total cash, cash equivalents,
   and marketable securities                            9,752          9,035

Receivables                                             2,302          2,204
Inventories (Note 4)                                    5,538          5,451
Deferred income taxes                                   2,830          2,480
Other current assets                                    1,226          1,298
Net current receivable from
 Financial Services (Note 16)                             834          1,368

   Total current assets                                22,482         21,836

Equity in net assets of affiliated companies (Note 1)   3,002          2,751
Net property (Note 5)                                  23,059         22,160
Deferred income taxes                                   5,427          5,015
Other assets (Notes 1 and 8)                            7,691          5,339
Net noncurrent receivable from
 Financial Services (Note 16)                              76             69

   Total Automotive assets                             61,737         57,170

Financial Services
Cash and cash equivalents                               2,555          3,182
Investments in securities (Note 2)                      8,219          6,874
Net receivables and lease investments (Note 3)        119,535        106,144
Other assets (Note 1)                                   6,892          7,175

   Total Financial Services assets                    137,201        123,375

   Total assets                                      $198,938       $180,545
                                                     ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Automotive
Trade payables                                       $  8,769       $  7,944
Other payables                                          1,976          1,631
Accrued liabilities (Note 7)                           10,815          9,983
Income taxes payable                                      160            318
Debt payable within one year (Note 9)                     932          1,249

   Total current liabilities                           22,652         21,125

Long-term debt (Note 9)                                 7,084          7,068
Other liabilities (Note 7)                             25,911         21,866
Deferred income taxes                                   1,089          1,333

   Total Automotive liabilities                        56,736         51,392

Financial Services
Payables                                                1,881          1,514
Debt (Note 9)                                         103,960         90,188
Deposit accounts (Note 10)                             10,549         14,030
Deferred income taxes                                   2,287          1,616
Other liabilities and deferred income                   5,583          4,532
Net payable to Automotive (Note 16)                       910          1,437

   Total Financial Services liabilities               125,170        113,317

Preferred stockholders' equity in a
 subsidiary company (Note 1)                            1,458          1,083

Stockholders' equity
Capital stock (Notes 11 and 14)
 Preferred Stock, par value $1.00 per share (aggregate
  liquidation preference of $3.4 billion)                   *              *
 Common Stock, par value $1.00 per share
 (464 and 454 million shares issued)                      464            454
 Class B Stock, par value $1.00 per share
 (35 million shares issued)                                35             35
Capital in excess of par value of stock                 5,082          4,698
Foreign currency translation adjustments
 and other (Note 1)                                      (678)           (62)
Minimum pension liability adjustment                     (400)             -
Earnings retained for use in business                   11,071         9,628

   Total stockholders' equity                           15,574        14,753


   Total liabilities and stockholders' equity         $198,938      $180,545
                                                      ========      ========
- - - - - -
*Less than $1 million
The accompanying notes are part of the financial statements.
Certain amounts for 1992 have been reclassified to conform with presentations adopted in 1993.

                                    FS-5

                     Ford Motor Company and Subsidiaries

               CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
               -----------------------------------------------
            For the Years Ended December 31, 1993, 1992, and 1991
                                (in millions)
                                        1993        1992        1991
                                      ------      ---------   ---------
CAPITAL STOCK (Note 11)
Common Stock
Balance at beginning of year          $   454     $   448     $   438
Issued for employee benefit
 plans and other                           10           6          10

  Balance at end of year                  464         454         448

Class B Stock                              35          35          35

Series A Preferred Stock
Balance at beginning of year                *           *           -
Sale of Series A Preferred Stock            0           0           *

  Balance at end of year                    *           *           *

Series B Preferred Stock
Balance at beginning of year                *           -           -
Sale of Series B Preferred Stock            0           *           -

  Balance at end of year                    *           *           -

CAPITAL IN EXCESS OF PAR VALUE OF STOCK
Balance at beginning of year            4,698       3,379         766
Issued for employee benefit
 plans and other                          384         215         361
Sale of Series A Preferred Stock            0           0       2,252
Sale of Series B Preferred Stock            0       1,104           -

  Balance at end of year                5,082       4,698       3,379

FOREIGN CURRENCY TRANSLATION
ADJUSTMENTS AND OTHER (Note 1)
Balance at beginning of year              (62)        838         823
Translation adjustments during year      (508)       (975)          8
Minimum pension liability adjustment     (400)          -           -
Other                                    (108)         75           7

  Balance at end of year               (1,078)        (62)        838

EARNINGS RETAINED FOR USE IN THE
 BUSINESS
Balance at beginning of year            9,628      17,990      21,175
Net income/(loss)                       2,529      (7,385)     (2,258)
Cash dividends                         (1,086)       (977)       (927)

  Balance at end of year               11,071       9,628      17,990


Total stockholders' equity            $15,574     $14,753     $22,690
                                      =======     =======     =======

                                Common      Class B     Preferred   Preferred
SHARES OF CAPITAL STOCK         Stock        Stock        Stock       Stock
                               ---------   --------     ----------   ---------
Issued at December 31, 1990     438          35          -           -

Additions
  1991                           10           0      0.046           -
  1992                            6           0          0       0.023
  1993                           10           0          0           0

    Net additions                26           0      0.046       0.023

Issued at December 31, 1993     464          35      0.046       0.023
                                ======      ======   =======     =======

- - - - - -
*Less than 1 million
The accompanying notes are part of the financial statements.

                                    FS-7

                                       Ford Motor Company and Subsidiaries


                                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                     -------------------------------------
                            For the Years Ended December 31, 1993, 1992, and 1991
                                                 (in millions)
                                                1993                     1992                    1991
                                       -----------------------  ------------------------  ------------------------
                                                    Financial                Financial                   Financial
                                       Automotive   Services    Automotive   Services       Automotive   Services

Cash and cash equivalents at
 January 1                             $  3,504     $  3,182    $  4,958    $  3,175         $  4,599      $  2,168

Cash flows from operating
 activities (Note 15)                     6,862        7,145       5,753       5,762            3,341         4,780

Cash flows from investing
 activities
 Capital expenditures                    (6,714)        (100)     (5,697)        (93)          (5,723)         (124)
 Proceeds from sale and
 leaseback of fixed assets                  884            -         263           -              619            -
 Acquisitions of other companies              0         (336)          0         (461)              0          (860)
 Proceeds from sales of subsidiaries        173            0          52            0             273             0
 Acquisitions of receivables and
  lease investments                           -     (163,858)          -      (134,619)             -      (124,606)
 Collections of receivables and
  lease investments                           -      142,844           -       123,144              -       117,581
 Purchases of securities               (100,493)     (13,741)    (50,437)      (12,877)       (56,141)      (11,876)
 Sales of securities                    101,927       12,426      49,629        12,169         52,795        14,450
 Proceeds from sales of receivables           -        4,794           -         6,465              -         4,533
 Loans originated net of principal
  payments                                    -       (1,466)          -          (938)             -          (321)
 Investing activity with Financial
  Services                                 (117)           -         709              -            837            -
 Other                                      (69)         389        (492)           372           (175)         555

   Net cash used in investing
    activities                           (4,409)     (19,048)     (5,973)        (6,838)        (7,515)        (668)

Cash flows from financing activities
 Cash dividends                          (1,086)           -        (977)             -           (927)           -
 Sale of Preferred Stock                      0            -       1,104              -          2,252            -
 Issuance of Common Stock                   394            -         221              -            371            -
 Changes in short-term debt                 (66)       6,065        (426)         2,739            117       (3,931)
 Proceeds from issuance of other debt       424       22,128       1,865         13,382          4,808       13,889
 Principal payments on other debt          (376)     (13,791)     (1,598)       (13,122)        (2,477)       (9,981)
 Financing activity with Automotive           -          117           -           (709)             -         (837)
 Changes in customers' deposits,
  excluding interest credited                 -       (3,861)          -         (3,418)             -        (1,875)
 Receipts from annuity contracts              -          821           -            703               -           46
 Issuance of subsidiary company
  preferred stock                             -          375           -             283              -            0
 Other                                     (124)         (76)         79             (10)             3           12

  Net cash (used in)/provided by
   financing activities                    (834)      11,778         268            (152)         4,147       (2,677)
Effect of exchange rate changes
 on cash                                     17           25        (220)            (47)           (35)          (7)
Net transactions with Automotive/
 Financial Services                         527         (527)     (1,282)          1,282            421         (421)


   Net increase/(decrease) in
    cash and cash equivalents             2,163         (627)     (1,454)              7            359        1,007

Cash and cash equivalents at
December 31                            $  5,667*    $  2,555     $  3,504*      $  3,182       $  4,958*      $  3,175
                                       ========     ========     ========       ========       ========       ========

Total cash and cash equivalents                $8,222                        $6,686                      $8,133

- - - - - -
*Automotive cash, cash equivalents, and marketable securities on December 31 were as follows (in millions):  1993 - $9,752 ; 1992 - $9,035; 1991 - $9,753

The accompanying notes are part of the financial statements.




                                     FS-6

[TEXT]

                           Ford Motor Company and Subsidiaries

                              Notes to Financial Statements


NOTE 1.  Accounting Policies
- ----------------------------
Principles of Consolidation
- ---------------------------
The consolidated financial statements include all significant majority-owned subsidiaries and reflect the operating results, assets, liabilities and cash flows for two business segments: Automotive and Financial Services. The assets and liabilities of the Automotive segment are classified as current or noncurrent, and those of the Financial Services segment are unclassified. Affiliates that are 20% to 50% owned, principally Mazda Motor Corporation, Autolatina and AutoAlliance International Inc., and subsidiaries where control is expected to be temporary, principally investments in certain dealerships, are generally accounted for on an equity basis. For purposes of Notes to Financial Statements, "Ford" or "the company" means Ford Motor Company and its majority-owned subsidiaries unless the context requires otherwise.

Revenue Recognition - Automotive
- --------------------------------
Sales are recorded by the company when products are shipped to dealers. Provisions for approved sales incentive programs normally are recognized as sales reductions at the time of sale. Sales incentive programs approved subsequent to the time that related sales were recorded are recognized when the programs are approved.

Revenue Recognition - Financial Services
- ----------------------------------------
Revenue from finance receivables is recognized over the term of the receivable using the interest method. Certain loan origination costs are deferred and amortized over the term of the related receivable as a reduction in financing revenue. Revenue from operating leases is recognized as scheduled payments become due. Agreements between Automotive operations and certain Financial Services operations provide for interest supplements and other support to be paid by Automotive operations on certain financing and leasing transactions. Financial Services operations recognize this revenue in income over the period that the related receivables and leases are outstanding; these interest supplements and other support costs are recorded as sales reductions by the Automotive operations at the time of sale of the related vehicle.

Other Costs
- -----------
Advertising and sales promotion costs are expensed as incurred.

Anticipated costs related to product warranty are accrued at the time of sale.

Research and development costs are expensed as incurred and were $5,021 million in 1993, $4,332 million in 1992 and $3,728 million in 1991.

Income/(Loss) Per Share of Common and Class B Stock
- ---------------------------------------------------
Income/(loss) per share of Common and Class B Stock is calculated by dividing income/(loss) attributable to Common and Class B Stock by the average number of shares of Common Stock and Class B Stock outstanding during the applicable period.

The company has outstanding securities, primarily Series A Preferred Stock and certain convertible debt of subsidiary companies, which could be converted to Common Stock. Other obligations, such as stock options, are considered to be common stock equivalents. The calculation of income/(loss) per share of Common and Class B Stock assuming full dilution takes into account the effect of these convertible securities and common stock equivalents when the effect is material and dilutive.

Foreign-Currency Translation
- ----------------------------
Revenues, costs and expenses of foreign subsidiaries are translated to U.S. dollars at average-period exchange rates. The effect of changes in foreign exchange rates on revenues and costs was generally unfavorable in 1993, particularly in Europe.

Assets and liabilities of foreign subsidiaries are translated to U.S. dollars at end-of-period exchange rates. The effects of this translation for most foreign subsidiaries and certain other foreign currency transactions are reported in a separate component of stockholders' equity. Translation gains and losses for foreign subsidiaries that are located in highly inflationary countries or conduct a major portion of their business with the company's U.S. operations are included in income. Also included in income are gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved.

The effect of changes in foreign exchange rates on assets and liabilities, as described above, increased net income by $419 million in 1993 and decreased the net loss by $132 million in 1992 and by $81 million in 1991. These amounts included net transaction and translation gains before taxes of $988 million in 1993, $557 million in 1992 and $662 million in 1991. These gains were offset substantially by costs of sales that reflected historical exchange rates for costs associated with inventories in countries with high inflation rates.

Goodwill
- --------
Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies and is being amortized using the straight-line method principally over 40 years. Total goodwill included in Automotive and Financial Services other assets at December 31, 1993 was $2.6 billion and $2.9 billion, respectively.


Preferred Stockholders' Equity in a Subsidiary Company
- ------------------------------------------------------
Preferred stockholders' equity in a subsidiary company refers to the outstanding preferred stock of Ford Holdings, Inc. ("Ford Holdings"), a subsidiary of Ford. All the outstanding common stock of Ford Holdings, representing 75% of the combined voting power of all classes of capital stock of Ford Holdings, is owned directly or indirectly by Ford. The balance of the capital stock and voting power is owned by persons other than Ford.

NOTE 2.  Marketable and Other Securities
- ----------------------------------------
Automotive
- ----------
Automotive marketable securities are recorded at cost plus accrued interest, which approximates fair value.

Financial Services
- ------------------
Investments in debt securities are recorded at amortized cost because of the ability to hold such securities until maturity and the intent to hold them for the foreseeable future. If market conditions change, however, certain of these securities may be sold prior to maturity. Marketable equity securities are recorded at fair value.

Investments in debt securities at December 31 were as follows (in millions):

                                             1993                                          1992
                            ------------------------------------         -----------------------------------------
                                      Gross       Gross                          Gross         Gross
                            Book   Unrealized  Unrealized    Fair        Book    Unrealized    Unrealized    Fair
                           Value     Gains       Losses     Value        Value     Gains        Losses       Value
                           ------   -------    --------    ------        ------   --------    ------         -----

Debt securities issued
 by the U.S. government
 and agencies            $  974   $ 27      $  1       $1,000         $  964       $17         $  1          $  980
Municipal securities        126      3         0          129             35         1            0              36
Debt securities
 issued by foreign
 governments                 88      4         1           91             35         1            0              36
Corporate securities      1,779     48        19        1,808          1,107        28           10           1,125
Mortgage-backed
 securities (including
 derivatives)             2,588     39        82        2,545          1,851        17          140           1,728
Other debt securities       192      0         1          191            407         1            3             405

  Total                  $5,747   $121      $104       $5,764         $4,399       $65         $154          $4,310
                         ======   ====      ====       ======         ======       ===         ====          ======


The fair value of most securities was estimated based on quoted market prices for those securities. For those securities for which there were no quoted market prices, the estimate of fair value was based on similar types of securities that are traded in the market.

The book value and fair value of investments in debt securities at December 31, by contractual maturity, are shown below (in millions). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

                                               1993              1992
                                      -----------------   -----------------
                                         Book   Fair         Book    Fair
                                         Value  Value        Value   Value

Due in one year or less               $   96   $   96     $  280   $  281
Due after one year through five        1,023    1,035      1,119    1,126
Due after five years through ten years   563      580        434      443
Due after ten years                    1,477    1,508        715      732
Mortgage-backed securities
 (including derivatives)               2,588    2,545      1,851    1,728

   Total                              $5,747   $5,764     $4,399   $4,310
                                      ======   ======     ======   ======

Proceeds from sales of investments in debt securities were $11.2 billion in 1993, $10.5 billion in 1992 and $13.9 billion in 1991. In 1993, gross gains of $113 million and gross losses of $20 million were realized on those sales; gross gains of $142 million and gross losses of $86 million were realized in 1992, and gross gains of $141 million and gross losses of $22 million were realized in 1991.

Investments in securities other than debt securities totaled $2,472 million at December 31, 1993 and $2,475 million at December 31, 1992. The estimated fair value in excess of book value of those securities which were practicable to value was $59 million at December 31, 1993 and $2 million at December 31, 1992. It was not practicable to calculate the fair value of certain securities totaling $660 million at December 31, 1993 and $740 million at December 31, 1992 because they represented preferred stocks of non-traded companies with whom the company does business and for which similar market-traded securities were not available for comparison.

NOTE 3.  Net Receivables and Lease Investments - Financial
         Services
- ----------------------------------------------------------
Included in net receivables and lease investments at December 31 were net finance receivables, investments in direct financing leases and investments in operating leases. The investments in direct financing and operating leases relate to the leasing of motor vehicles and various types of transportation and other equipment and facilities.

Net finance receivables at December 31 were as follows (in millions):

                                                    1993           1992
                                                   ---------    --------
Automotive                                        $ 58,738       $54,807
Real estate, mainly residential                     24,152       24,421
Other                                               24,968        19,945
                                                  ---------       ------
  Total finance receivables                        107,858        99,173
Loan origination costs                                 124           158
Unearned income                                     (9,037)       (8,325)
Allowance for credit losses                         (2,017)       (1,948)
Unearned insurance premiums and
 unpaid insurance claims related
 to finance receivables                               (139)         (199)

  Net finance receivables                         $ 96,789       $88,859
                                                  ========       =======

  Fair value                                      $ 98,505       $90,992

Included in finance receivables was a total of $1.5 billion for 1993 and $1.9 billion for 1992 owed by three customers with the largest receivable balances. Other finance receivables consisted primarily of commercial and consumer loans, collateralized loans, credit card receivables, general corporate obligations and accrued interest. Also included in other finance receivables at December 31, 1993 and 1992 were $2,430 million and
$1,767 million, respectively, of accounts receivable purchased by certain Financial Services operations from Automotive operations.

Contractual maturities of automotive and other finance receivables are as follows (in millions): 1994 - $41,376;
1995 - $16,316; 1996 - $11,321; thereafter - $14,693.  Experience indicates that a substantial portion of the portfolio generally is repaid before contractual maturity dates.

The fair value of most receivables was estimated by discounting future cash flows using an estimated discount rate which reflected the credit, interest rate and prepayment risks associated with similar types of instruments. For receivables with short maturities, the book value approximated fair value.

Sales of finance receivables increased net income by $60 million in 1993, $7 million in 1992 and $84 million in 1991. Allowances for anticipated credit losses are made where limited guarantee provisions of the sales contracts exist.

Investments in direct financing leases at December 31 were as follows (in millions):

                                                    1993           1992

Minimum lease rentals                             $ 7,382        $ 7,673
Estimated residual values                           2,764          2,395
Lease origination costs                                69             47
Unearned income                                    (2,010)        (2,169)
Allowance for credit losses                          (133)          (154)

  Net investments in direct
   financing leases                               $ 8,072        $ 7,792
                                                  =======        =======

Minimum direct financing lease rentals (including executory costs of $68 million) are as follows (in millions): 1994 - $2,485;
1995 - $1,731; 1996 - $1,031; 1997 - $576; thereafter - $1,627.

Investments in operating leases at December 31 were as follows
(in millions):

                                                    1993           1992

Vehicles and other equipment, at cost             $18,589        $12,231
Lease origination costs                                23              8
Accumulated depreciation                           (3,736)        (2,591)
Allowance for credit losses                          (202)          (155)

  Net investments in operating leases             $14,674        $ 9,493
                                                  =======        =======


Future minimum rentals on operating leases are as follows (in millions): 1994 - $3,719; 1995 - $1,837; 1996 - $387; 1997 -
$77; thereafter - $118.

Depreciation expense on operating leases reflects primarily the straight-line method over the term of the leases and was as follows (in millions): 1993 - $2,984; 1992 - $2,000; 1991 -
$1,400.

Allowances For Credit Losses
- ----------------------------
Allowances for credit losses are established as required based on historical experience. Other factors that affect collectibility also are evaluated, and additional amounts may be provided. Finance receivables and lease investments are charged to the allowances for credit losses when an account is deemed to be uncollectible, taking into consideration the financial condition of the borrower, the value of the collateral, recourse to guarantors and other factors. Recoveries on finance receivables and lease investments previously charged off as uncollectible are credited to the allowances for credit losses.

Changes in the allowances for credit losses were as follows (in millions):

                                     1993           1992           1991

Beginning Balance                  $2,257         $2,078         $1,847
Additions                           1,019          1,218          1,485
Net losses                           (903)          (993)        (1,304)
Other changes                         (21)           (46)            50

  Ending Balance                   $2,352         $2,257         $2,078
                                   ======         ======         ======


NOTE 4.  Inventories - Automotive
- ---------------------------------
Inventories are stated at the lower of cost or market. The cost of most U.S. inventories is determined by the last-in, first-out ("LIFO") method. The cost of the remaining inventories is determined substantially by the first-in, first-out ("FIFO") method.

If FIFO was the only method of inventory accounting used by the company, inventories would have been $1,342 million and $1,365 million higher than reported at December 31, 1993 and 1992, respectively.

The major classes of inventories at December 31 were as follows
(in millions):


                                                         1993           1992

Raw materials, work in process and supplies             $2,937         $2,959
Finished products                                        2,601          2,492

  Total Inventories                                     $5,538         $5,451
                                                        ======         ======
Inventories - U.S. Automotive                           $2,575         $2,401

NOTE 5.  Net Property, Depreciation and Amortization - Automotive
- -----------------------------------------------------------------
Net property, at cost, at December 31 was as follows (in millions):

                                                       1993           1992

Land                                               $    360       $    362
Buildings and land improvements                       5,923          6,059
Machinery, equipment and other                       29,655         28,294
Construction in progress                              1,551          1,493

  Total land, plant and equipment                    37,489         36,208
Accumulated depreciation                            (20,691)       (19,991)

  Net land, plant and equipment                      16,798         16,217
Unamortized special tools                             6,261          5,943

  Net Property                                      $ 23,059       $ 22,160
                                                     ========       ========


Assets placed in service before January 1, 1993 are depreciated using an accelerated method that results in accumulated depreciation of approximately two-thirds of asset cost during the first half of the asset's estimated useful life. Assets placed in service after December 31, 1992 are depreciated using the straight-line method of depreciation. This change in accounting principle was made to reflect improvements in the design and flexibility of manufacturing machinery and equipment and improvements in maintenance practices. These improvements have resulted in more uniform productive capacities and maintenance costs over the useful life of an asset, and straight-line depreciation is preferable in these circumstances. The effect of this change was not significant in 1993.

On average, buildings and land improvements are depreciated based on a 30-year life; automotive machinery and equipment are depreciated based on a 14-year life.

When plant and equipment are retired, the general policy is to charge the cost of those assets, reduced by net salvage proceeds, to accumulated depreciation. All maintenance, repair and rearrangement costs are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. Special tools are amortized over periods of time representing the productive use of those tools. Preproduction costs related to new facilities are expensed as incurred.

Depreciation and amortization expenses were as follows (in millions):

                                           1993           1992           1991

Depreciation                              $2,392         $2,569         $2,456
Amortization                               2,012          2,097          1,822
- ------------------
  Total                                   $4,404         $4,666         $4,278
                                          ======         ======         ======

NOTE 6.  Income Taxes
- ---------------------
The provision/(credit) for income taxes was as follows (in millions):

                                         1993          1992            1991

Currently payable/(refundable)
 U.S. federal                          $1,259         $(122)         $    92
 Foreign                                  169           427              445
 State and local                          123           104               82

  Total currently payable               1,551           409              619
Deferred tax liability/(benefit)
 U.S. federal                            (161)          434             (742)
 Foreign                                 (106)         (499)            (272)
 State and local                           66           (49)               0

  Total deferred                         (201)         (114)          (1,014)

Total provision/(credit)                $1,350         $ 295*         $  (395)
                                        ======         =====          =======

- - - - - -
*Excludes cumulative effects of changes in accounting principles

The provision/(credit) includes estimated taxes payable on that portion of retained earnings of subsidiaries expected to be received by the company. No provision was made with respect to $4.9 billion of retained earnings at December 31, 1993 which have been invested by foreign subsidiaries. These retained earnings have incurred foreign income taxes that would have the effect of reducing substantially income tax liabilities that could result from their distribution.

The company adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes," as of January 1, 1992. The cumulative effect of this change in accounting principle decreased the net loss in 1992 by $657 million. Financial statements for prior years were not restated to apply the provisions of SFAS 109. The adoption of SFAS 109 changes the method of accounting for income taxes from the deferred method using Accounting Principles Board Opinion No. 11 ("APB 11") to an asset and liability approach.

Under SFAS 109, deferred income taxes reflect the estimated tax effect of temporary differences between assets and liabilities for financial reporting purposes and those amounts as measured by tax laws and regulations.

The components of deferred income tax assets and liabilities at December 31 were as follows (in millions):

                                                  1993                                 1992
                                  ----------------------------------     -----------------------------
                                  Deferred Tax       Deferred Tax        Deferred Tax       Deferred Tax
                                     Assets           Liabilities           Assets           Liabilities

Employee benefit plans            $ 5,839          $  697              $ 5,376             $  576
Dealer and customer allowances
 and claims                         3,243               -                2,864                  -
Net operating loss carryforwards    1,378               -                  909                  -
Allowance for credit losses           858               -                  840                  -
Alternative minimum tax               129               -                  426                  -
Depreciation and amortization
 (excludes leasing transactions)       30           2,574                   27              2,694
Leasing transactions                    -           3,166                    -              2,437
All other                           1,093           1,157                  732                882

  Subtotal                         12,570           7,594                11,174             6,589
Valuation allowances                 (174)              -                  (181)                -

  Total deferred taxes             $12,396         $7,594               $10,993            $6,589
                                   =======         ======               =======            ======


Net foreign operating loss carryforwards for tax purposes were $3.7 billion at December 31, 1993. A significant portion of these losses have an indefinite carryforward period; the remaining losses have expiration dates beginning in 1995. For financial statement purposes, the tax benefit of operating losses is recognized as a deferred tax asset, subject to appropriate valuation allowances.

Deferred income taxes for 1991 were derived using the guidelines in APB 11. Under APB 11, deferred income taxes result from timing differences in the recognition of revenues and expenses between financial statements and tax returns. The principal sources of these differences and the related effect of each on the provision for income taxes were as follows (in millions):

                                                               1991

Depreciation and amortization (excludes
 leasing transactions)                                        $ 191
Dealer and customer allowances and claims                      (542)
Employee benefit plans                                         (442)
Net operating loss carryforwards - foreign                     (399)
Leasing transactions                                            377
Alternative minimum tax                                         (26)

Income/(loss) before income taxes and cumulative effects of changes in accounting principles for U.S. and foreign operations, excluding equity in net income/(loss) of affiliated companies, was as follows (in millions):

                                              1993        1992        1991
                                            ------      -------     -------
U.S.                                        $4,152      $   889     $(2,049)
Foreign                                       (276)      (1,031)       (509)

  Total income/(loss) before
   income taxes                             $3,876      $  (142)*   $(2,558)
                                            ======      =======     =======

- - - - - -
*Excludes cumulative effects of changes in accounting principles

A reconciliation of the provision/(credit) for income taxes compared with the amounts at the U.S. statutory tax rate is shown below (in millions):

                                             1993        1992        1991
                                            -----        -----       ----
Tax provision/(credit) at U.S.
 statutory rate of 35% for 1993
 and 34% for 1992 and 1991                  $1,357      $ (48)      $(870)

Effect of:
  Foreign taxes over U.S. tax rate             219        263         345
  State and local income taxes                 118         36          54
  Rate adjustments on U.S. and
   foreign deferred taxes                     (199)         -           -
  Income not subject to tax or
   subject to tax at reduced rates             (70)      (112)       (121)
  Other                                        (75)       156         197

  Provision/(credit) for
   income taxes                             $1,350      $ 295*      $(395)
                                            ======      =====       =====
Effective Tax Rate                            34.8%         -        15.4%

- - - - - -
*Excludes cumulative effects of changes in accounting principles

NOTE 7.  Liabilities - Automotive
- ---------------------------------
Current Liabilities
- -------------------
Included in accrued liabilities at December 31 were the following (in millions):

                                                             1993       1992
                                                           -------     ------
Dealer and customer allowances and claims                  $ 6,645     $6,266
Employee benefit plans                                       1,415      1,471
Salaries, wages, and employer taxes                            594        562
Postretirement benefits other than pensions                    674        595
Other                                                        1,487      1,089

  Total accrued liabilities                                $10,815     $9,983
                                                           =======     ======

Noncurrent Liabilities
- ----------------------
Included in other liabilities at December 31 were the following (in millions):

                                                             1993        1992
                                                           -------     -------
Postretirement benefits other than pensions                $13,288     $12,744
Dealer and customer allowances and claims                    5,170       4,348
Employee benefit plans                                       2,353       2,241
Minority interests in net assets of
 subsidiaries                                                  161         144
Unfunded pension obligation                                  2,873         136
Other                                                        2,066       2,253

  Total other liabilities                                  $25,911     $21,866
                                                           =======     =======

- - - - - -
Certain amounts for 1992 have been reclassified to conform with presentations adopted in 1993.

NOTE 8.  Employee Retirement Benefits
- -------------------------------------
Employee Retirement Plans
- -------------------------
The company has two principal retirement plans in the U.S. The Ford-UAW Retirement Plan covers hourly employees represented by the UAW, and the General Retirement Plan covers substantially all other employees of the company and several finance subsidiaries in the U.S. The hourly plan provides noncontributory benefits related to employee service. The salaried plan provides similar noncontributory benefits and contributory benefits related to pay and service. Other U.S. and non-U.S. subsidiaries have separate plans which generally provide similar types of benefits covering their employees. The company and its subsidiaries also have defined benefit plans applicable to certain executives that provide unfunded benefits.

The company's policy for funded plans is to contribute annually, at a minimum, amounts required by applicable law, regulations and union agreements. Plan assets consist principally of investments in stocks, government and other fixed income securities and real estate. The various plans generally are funded, except in Germany where this has not been the custom, and as such, an unfunded liability is recorded.

The company's pension expense, including Financial Services, reflected the following (in millions):

                                 1993                         1992                          1991
                      --------------------------    -----------------------     ---------------------
                                         Non-                     Non-                        Non-
                           U.S. Plans    U.S. Plans  U.S. Plans   U.S. Plans     U.S. Plans   U.S. Plans

Benefits attributed to
 employees' service          $ 419   $   181     $   342        $ 213         $   311         $ 204
Interest on projected
 benefit obligations         1,517       667       1,437          698           1,413           619
Return on assets:
 Actual (gain)              (2,264)   (1,370)    (1,465)         (865)         (3,909)         (877)
 Deferred gain/(loss)          389       677       (204)          190           2,497           188

   Recognized (gain)        (1,875)    (693)     (1,669)         (675)         (1,412)         (689)
Net amortization and other     259      169         228           180             331            84

   Net pension expense     $   320   $  324      $   338        $ 416         $   643         $ 218
                           =======   =======     =======        ======        ========        ======

Costs associated with amendments made in 1993 to the Ford-UAW Retirement Plan and to the General Retirement Plan were more than offset by an increased return on assets that decreased net pension
expense in 1993 compared with 1992.   Non-U.S. pension expense also
decreased in 1993, reflecting the result of restructuring actions in Europe.

The status of these plans at December 31 was as follows (in millions):

                                                   1993                          1992
                                      ----------------------------       ------------------------------
                                     Assets     Accum.                  Assets    Accum.
                                     Exceed    Benefits                 Exceed    Benefits
                                     Accum.     Exceed     Total        Accum.     Exceed     Total
                                    Benefits    Assets     Plans        Benefits    Assets     Plans

U.S. Plans

 Plan assets at fair value          $12,122    $10,779   $22,901     $11,776    $ 9,441       $21,217
 Actuarial present value of:
  Vested benefits                   $ 8,708    $ 9,962   $18,670     $ 7,546    $ 7,757       $15,303
  Accumulated benefits                9,700     12,603    22,303       8,248      9,691        17,939
  Projected benefits                 10,896     12,767    23,663       9,222      9,759        18,981

 Plan assets in excess
 of/(less than)
  projected benefits                $ 1,226   $(1,988)   $  (762)    $ 2,554    $  (318)      $ 2,236
 Unamortized
 (net asset)/net
  transition obligation a/             (760)      563       (197)       (861)       640        (221)
 Unamortized prior service
 cost b/                                538     2,053      2,591         347       1,174       1,521
 Unamortized net
 (gains)/losses c/                     (159)      297        138      (1,333)      (817)       (2,150)

   Prepaid pension
 asset/(liability)                      845       925      1,770         707        679         1,386
 Adjustment required to
  recognize
  minimum liability d/                    -    (2,771)    (2,771)         -         (950)       (950)

   Prepaid pension asset/
  (liability) recognized in
   the balance sheet                $   845   $(1,846)   $(1,001)     $   707      $  (271)    $   436
                                    =======    =======   =======      =======      =======     =======
 Plan assets in excess
 of/(less than)
  accumulated benefits              $ 2,422   $(1,824)   $   598      $ 3,528      $  (250)    $ 3,278


 Assumptions:
  Discount rate                                              7.0%                                8. 0%
  Average rate of increase
 in compensation                                             5.5%                                5.5%
  Long-term rate of return on assets                         9.5%                                9.5%

Non-U.S. Plans
- --------------
 Plan assets at fair value         $ 5,806   $ 1,815   $ 7,621      $ 6,037        $   617     $ 6,654

 Actuarial present value of:
  Vested benefits                  $ 4,538   $ 3,888   $ 8,426      $ 4,608        $ 2,124     $ 6,732
  Accumulated benefits               4,619     4,092     8,711        4,685          2,264       6,949
  Projected benefits                 5,333     4,484     9,817        5,573          2,435       8,008

 Plan assets in excess
  of/(less than)
  projected benefits               $   473  $(2,669)   $(2,196)     $   464        $(1,818)    $(1,354)
 Unamortized (net asset)/net
  transition obligation a/            (209)     461        252           42           253          295
 Unamortized prior service cost b/     267      232        499          303            36          339
 Unamortized net (gains)/losses c/     (88)     863        775         (105)            7         (98)

   Prepaid pension asset/(liability)   443   (1,113)      (670)         704          (1,522)     (818)
 Adjustment required to recognize
  minimum liability d/                   -   (1,164)    (1,164)           -           (126)       (126)

   Prepaid pension asset/(liability)
    recognized in the
    balance sheet                  $   443   $(2,277)   $(1,834)     $   704       $(1,648)    $  (944)
                                    =======   =======    =======      =======       =======     =======
 Plan assets in excess
  of/(less than)
  accumulated benefits             $ 1,187   $(2,277)   $(1,090)     $ 1,352       $(1,647)    $  (295)

 Assumptions:
  Discount rate                                             7.2%                                     8.6%
  Average rate of increase
  in compensation                                           5.1%                                     6.0%
  Long-term rate of return on assets                        9.5%                                     9.6%
- - - - - -
a/The balance of the initial difference between assets and obligation deferred for recognition over a 15 year period.
b/The prior service effect of plan amendments deferred for recognition over remaining service.
c/The deferred gain or loss resulting from investments, other experience and changes in assumptions.
d/An adjustment to reflect the unfunded accumulated benefit obligation in the balance sheet for plans whose benefits exceed the assets -- in 1993 the unfunded liability in excess of $3,250 million of unamortized prior service cost and net transition obligation is recorded net of deferred taxes as a $400 million reduction in stockholders' equity.


Postretirement Health Care and Life Insurance Benefits
- ------------------------------------------------------
The company and certain of its subsidiaries sponsor unfunded plans to provide selected health care and life insurance benefits for retired employees. The company's U.S. and Canadian employees may become eligible for those benefits if they retire while working for the company; however, benefits and eligibility rules may be modified from time to time. Prior to 1992, the expense recognized for postretirement health care benefits was based on actual expenditures for the year. Beginning in 1992, the estimated cost for postretirement health care benefits is accrued on an actuarially determined basis, in accordance with the requirements of Statement of Financial Accounting Standards No. 106 ("SFAS 106"), "Employer's Accounting for Postretirement Benefits Other Than Pensions". Implementation of SFAS 106 has not increased the company's cash expenditures for postretirement benefits. The company elected to recognize immediately the prior-year unaccrued accumulated postretirement benefit obligation, resulting in an adverse effect on income of $7,540 million in the first quarter of 1992. The charge reflected an unaccrued retiree benefit obligation liability of $12 billion, offset partially by projected tax benefits of $4.5 billion. In addition, the loss in 1992 was increased by $455 million ($723 million before taxes) for the ongoing effect of adopting SFAS 106.

Net postretirement benefit expense included the following (in millions):

                                                         1993           1992

Benefits attributed to employees' service               $  240         $  235
Interest on accumulated benefit obligation               1,207          1,129

  Net postretirement benefit expense                    $1,447         $1,364
                                                        ======         ======

Retiree benefit payments were as follows (in millions): 1993 - $654; 1992 - $641; 1991 - $628.

The status of these plans, reconciled with the amounts recognized in the company's balance sheet at December 31, was as follows (in millions):

                                                  1993             1992
Accumulated postretirement
 benefit obligation:
   Retirees                                      $ 8,147        $ 7,035
  Active employees eligible to retire              2,725          2,269
  Other active employees                           5,984          5,091
- --------------
   Total accumulated obligation                   16,856         14,395
Unamortized amendments                               387              0
Unamortized net (loss)                            (2,880)          (807)
- --------------
  Accrued liability                              $14,363        $13,588
                                                 =======        =======
Assumptions:
  Discount rate at year-end                          7.5%           8.5%
  Present health care cost trend rate                9.7%          10.3%
  Ultimate trend rate in ten years                   5.5%           5.5%
  Weighted-average trend rate                        6.8%           6.9%

Changing the assumed health care cost trend rates by one percentage point would change the aggregate service and interest cost components of net periodic postretirement benefit cost for 1993 by $240 million and the accumulated postretirement benefit obligation at December 31, 1993 by $2.4 billion.

NOTE 9.  Debt
- -------------
Automotive
- ----------
Debt at December 31 was as follows (in millions):

                                                      1993
                                         ------------------------------      Book Value
                                        Weighted Average                     -----------------
                                        Interest Rate*      Maturity         1993    1992
                                        -------------------------------      -----    -----
Debt payable within one year
  Short-term debt                                                            $  887   $1,200
  Long-term debt payable within
   one year                                                                      45       49

   Total debt payable within
   one year                                                                    932    1,249
Long-term debt
  Notes and other debt                9.0%                1995-2043           7,084   7,020
  Short-term obligations
  issued under long-term
   borrowing agreements                                                           0      48

    Total long-term debt                                                       7,084   7,068

     Total debt                                                               $8,016  $8,317

Fair value                                                                    $9,044  $8,855
- - - - - -
*Excludes the effect of interest-rate swap agreements

The fair value of debt was estimated based on quoted market prices or current rates for similar debt with the same remaining maturities.

Long-term debt at December 31, 1993 included maturities as follows (in millions): 1994 - $45 (included in current liabilities); 1995 - $44; 1996 - $998; 1997 - $599; 1998 - $1,738; thereafter - $3,705.

Included in debt at December 31, 1993 and December 31, 1992 were obligations payable in foreign currencies of $970 million and $957 million, respectively.

Financial Services
- ------------------
Debt at December 31 was as follows (in millions):

                                        1993
                            ----------------------------                Book Value
                               Weighted Average                        -------------
                                Interest Rate*      Maturity            1993    1992
                            --------------------------------           ------   -------
Debt payable within one year
  Unsecured short-term debt                                           $  2,722   $ 2,944
  Commercial paper                                                      38,218    32,192
  Other short-term debt                                                  2,816     2,213
                                                                      --------   -------
    Total short-term debt                                               43,756    37,349
  Long-term debt payable
 within one year                                                        12,304    10,470
                                                                      --------   -------
    Total debt payable
 within one year                                                        56,060    47,819
Long-term debt
  Secured indebtedness            8.0%         1995-2016                 1,821     2,292
  Unsecured senior indebtedness
    Notes and bank debt           7.1%         1995-2048                41,471    36,884
    Debentures                    9.4%         1995-2010                   916       798
    Unamortized
 premium/(discount)                                                        (55)        1
                                                                         -------   --------
    Total unsecured senior
 indebtedness                                                           42,332     37,683
Unsecured subordinated
 indebtedness
Notes                             8.9%         1995-2022                 3,634      2,077
Debentures                        8.1%         1995-2009                   141        333
Convertible debentures            4.5%         1995-1996                     1          2
Unamortized (discount)                                                     (29)      (18)
                                                                         ------     ---------
      Total unsecured
 subordinated indebtedness                                               3,747       2,394
                                                                         -----       ----------
        Total long-term debt                                            47,900      42,369
                                                                        ------      ---------
          Total debt                                                  $103,960     $90,188

Fair value                                                            $107,233     $92,409
- - - - - -
*Excludes the effect of interest-rate swap agreements

The fair value of debt was estimated based on quoted market prices or current rates for similar debt with the same remaining maturities.

Information concerning short-term borrowings (excluding long-term debt payable within one year) is as follows (in millions):

                                                1993        1992        1991
                                              -------     -------     -------
Average amount of short-term
 borrowings                                   $38,353     $33,993     $32,568
Weighted average short-term
 interest rates per annum                         3.8%        5.2%        7.7%
Average remaining term of
 commercial paper at December 31               29 days     29 days     33 days

Secured indebtedness is collateralized by pledges of real estate loans, mortgage-backed certificates and municipal securities having an aggregate carrying amount of $5,926 million at December 31, 1993.

Long-term debt at December 31, 1993 included maturities as follows (in millions): 1994 - $12,304; 1995 - $9,362; 1996 - $11,042; 1997 -
$5,810; 1998 - $8,502; thereafter - $13,184.

Included in debt at December 31, 1993 and December 31, 1992 were obligations payable in foreign currencies of $12.9 billion and $14.7 billion, respectively. These obligations were issued primarily to fund foreign business operations.

Support Facilities
- ------------------
At December 31, 1993, Ford (parent company only) had long-term contractually committed credit agreements in the U.S. under which $4.8 billion is available from various banks at least through June 30, 1998. The entire $4.8 billion may be used, at Ford's option, by either Ford or Ford Credit. These facilities were unused at December 31, 1993.

Outside the U.S., Ford had additional long-term contractually committed credit-line facilities of $2.4 billion. These facilities are available in varying amounts from 1994 through 1998; these facilities were unused at December 31, 1993.

At December 31, 1993, Financial Services had $24.9 billion of support facilities (including the $4.8 billion of the Ford credit agreements) for use in the U.S., all of which were contractually committed. At December 31, 1993, less than 1% of these facilities, excluding the Ford credit agreements, were in use. At that date, an additional $14.5 billion of support facilities were available outside the U.S., of which $6.4 billion were contractually committed. At
December 31, 1993, $6 billion of these support facilities outside the U.S. were in use.

NOTE 10.  Deposit Accounts and Annuity Contracts - Financial
     Services
- ------------------------------------------------------------
Deposit accounts by category at December 31 were as follows (in millions):

                                      1993                    1992
                       ---------------------------   ---------------------------
                        Weighted Average              Weighted Average
                         Interest Rate     Amount      Interest Rate     Amount

Term accounts             5.16%          $ 5,417       5.80%           $ 8,008
Money market deposit
 accounts                 2.51%            2,786       2.95%             3,342
Passbook accounts         2.14%              840       2.98%             1,313
NOW accounts and other    0.53%            1,506       1.82%             1,367

  Total deposit accounts                  $10,549                      $14,030
                                          =======                      =======
Fair value                                $10,650                      $14,208

The fair value of demand deposits, savings accounts, and certain money market deposits was the amount payable on demand at December 31, 1993. The fair value of fixed-maturity certificates of deposit was estimated using the rate currently offered for deposits with similar remaining maturities.

At December 31, 1993, term accounts included scheduled maturities as follows (in millions): 1994 - $3,846; 1995 - $596; 1996 - $596; 1997 -
$214; 1998 - $145; thereafter - $20.

The liability for annuity contracts, included in other liabilities, was $1,598 million at December 31, 1993 and $777 million at December 31, 1992, and reflected deposits received and interest credited, less related withdrawals. The weighted-average interest rate on annuity contracts outstanding at December 31, 1993 and 1992 was 6.2% and 7.3%, respectively. Interest rates offered are initially guaranteed for periods of either one or five years. Interest credited to annuity account balances is recognized as expense; surrender charges are recognized as a reduction of interest credited to annuitants. The fair value of annuity contracts at December 31, 1993 and 1992 approximated book value because the contractual interest rate due holders is reset annually for more than 97% of contracts outstanding.

NOTE 11.  Capital Stock
- -----------------------
The authorized capital stock of the company consists of Common Stock, Class B Stock and Preferred Stock. Authorized shares of stock at
December 31, 1993 were as follows: 1 billion shares of Common Stock;
88.4 million shares of Class B Stock; and 30 million shares of Preferred Stock.

At December 31, 1993, all general voting power was vested in the holders of Common Stock and the holders of Class B Stock, voting together without regard to class. At that date, the holders of Common Stock were entitled to one vote per share and, in the aggregate, had 60% of the general voting power; the holders of Class B Stock were entitled to such number of votes per share as would give them, in the aggregate, the remaining 40% of the general voting power, as provided in the company's Certificate of Incorporation.

The Certificate provides that all shares of Common Stock and Class B Stock share equally in dividends (other than dividends declared with respect to any outstanding Preferred Stock), except that any stock dividends are payable in shares of Common Stock to holders of that class and in Class B Stock to holders of that class. Upon liquidation, all shares of Common Stock and Class B Stock are entitled to share equally in the assets of the company available for distribution to the holders of such shares.

In 1991, the company sold 46,000,000 Depositary Shares, each representing 1/1,000 of a share of Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock"), for a total public offering price of $2.3 billion. As a result, 46,000 shares of Series A Preferred Stock were issued. The Series A Preferred Stock has a liquidation preference equivalent to $50 per Depositary Share and dividends accumulate on the Series A Preferred Stock at a rate equivalent to $4.20 per year per Depositary Share. The Series A Preferred Stock is convertible at the option of the holder at any time into shares of Common Stock of the company at a rate equivalent to
1.6327 shares of Common Stock for each Depositary Share (equivalent to a conversion price of $30.625 per share of Common Stock). The Series A Preferred Stock and the Depositary Shares representing such stock are not redeemable prior to December 7, 1997. On and after December 7, 1997, the Series A Preferred Stock is redeemable for cash at the company's option, in whole or in part, initially at an amount equivalent to $51.68 per Depositary Share and thereafter at prices declining to $50 per Depositary Share on and after December 1, 2001, plus, in each case, an amount equal to the sum of all accrued and unpaid dividends. At December 31, 1993, the liquidation preference of Series A Preferred Stock was $2.3 billion, and 45,994 shares were outstanding.

In 1992, the company sold 45,600,000 Depositary Shares, each representing 1/2,000 of a share of Series B Cumulative Preferred Stock ("Series B Preferred Stock"), for a total public offering price of $1.1 billion. As a result, 22,800 shares of Series B Preferred Stock were issued. The Series B Preferred Stock has a liquidation preference equivalent to $25 per Depositary Share and dividends accumulate at a rate equivalent to $2.0625 per year per Depositary Share. The Series B Preferred Stock and the Depositary Shares representing such stock are not redeemable prior to December 1, 2002. On and after December 1, 2002 and upon satisfaction of certain conditions, the Series B Preferred Stock is redeemable for cash at the option of Ford, in whole or in part, at a redemption price equivalent to $25 per Depositary Share, plus an amount equal to the sum of all accrued and unpaid dividends. The Series B Preferred Stock does not have any sinking fund and is not convertible into any other securities. At December 31, 1993, the liquidation preference of the Series B Preferred Stock was $1.1 billion, and 22,800 shares were outstanding.

The Series A Preferred Stock and Series B Preferred Stock rank (and any other outstanding Preferred Stock of the company would rank) senior to the Common Stock and Class B Stock in respect of dividends and liquidation rights.

NOTE 12.  Stock Options
- -----------------------
The company has stock options outstanding under the 1985 Stock Option Plan and the 1990 Long-term Incentive Plan. These plans were approved by the stockholders.

Information concerning stock options for the last three years is shown below (shares in millions):

                                               1993        1992        1991
                                              ------      ------      ------
Option price of new grants a/                 $57.69      $37.00      $30.00
                                                                        and
                                                                      $24.13
Shares subject to option
- ----------------------
Outstanding at beginning of period              20.6         16.5        13.3
New grants                                       3.6          4.8         3.6
Exercised b/                                    (3.4)        (0.5)       (0.1)
Surrendered upon exercise of stock
 appreciation rights                            (1.9)        (0.2)       (0.1)
Terminated and expired                          (0.1)           *        (0.2)
- -----------------
  Outstanding at end of period                  18.8 c/      20.6        16.5
  Outstanding but not exercisable               (9.7)        (9.8)       (8.1)
- -----------------
  Exercisable at end of period                   9.1         10.8         8.4
                                               =====       ======      ======
Shares authorized for future grants
 (as of December 31)d/                             0           0          0.9

- - - - - -
*     Less than 50,000 shares.
a/    Fair market value of Common Stock at dates of grant.
b/ At option prices ranging from $18.19 to $51.69 during 1993, from $7.03 to $30.69 during 1992, and from 4.25 to $26.84 during 1991.
c/ Including 6.0 and 12.8 million shares under the 1985 and 1990 Plans, respectively, at option prices ranging from $18.19 to $57.69 per share.
d/ In addition, up to 1% of the issued Common Stock as of December 31 of any year may be made available for stock options and other plan awards in the next succeeding calendar year. That limit may be increased up to 2% in any year, with a corresponding reduction in shares available for grants in future years.

No further grants may be made under the 1985 Plan. Grants may be made under the 1990 Plan through April 2000. In general, options granted under the 1985 Plan and options granted to date under the 1990 Plan become exercisable 25% after one year from the date of grant, 50% after two years, 75% after three years and in full after four years. Options under both Plans expire after 10 years. Certain options outstanding under the plans were granted with an equal number of accompanying stock appreciation rights which may be exercised in lieu of the options. Under the Plans, a stock appreciation right entitles the holder to receive, without payment, the excess of the fair market value of the Common Stock on the date of exercise over the option price, either in Common Stock or cash or a combination. In addition, grants of Contingent Stock Rights were made with respect to 1,163,600 shares in 1993, 632,400 shares in 1992 and 1,015,500 shares in 1991 under the 1990 Long-Term Incentive Plan (not included in the table above). The number of shares ultimately awarded will depend on the extent to which the Performance Target specified in each Right is achieved, the individual performances of the recipients and other factors.

NOTE 13.  Litigation and Claims
- -------------------------------
Various legal actions, governmental investigations and proceedings and claims are pending or may be instituted or asserted in the future against the company and its subsidiaries, including those arising out of alleged defects in the company's products, governmental regulations relating to safety, emissions and fuel economy, financial services, intellectual property rights, product warranties and environmental matters. Certain of the pending legal actions are, or purport to be, class actions. Some of the foregoing matters involve or may involve compensatory, punitive, or antitrust or other treble damage claims in very large amounts, or demands for recall campaigns, environmental remediation programs, sanctions, or other relief which, if granted, would require very large expenditures.

Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some of the foregoing matters could be decided unfavorably to the company or the subsidiary involved. Although the amount of the ultimate liability at December 31, 1993 with respect to these matters cannot be ascertained, the company believes that any resulting liability should not materially affect the consolidated financial position of the company at December 31, 1993.

NOTE 14.  Commitments and Contingencies
- ---------------------------------------
At December 31, 1993, the company had the following minimum rental commitments under non-cancelable operating leases (in millions):
1994 - $509; 1995 - $573; 1996 - $501; 1997 - $463;
1998 - $201; thereafter - $708.

These amounts include rental commitments related to the sales and leasebacks of certain Automotive machinery and equipment.

During 1993, the company and certain of its subsidiaries entered into agreements with various banks to introduce credit card programs that offer rebates which can be applied against the purchase or lease of Ford cars or trucks. The maximum amount of rebates available to qualified cardholders at December 31, 1993 was $1.7 billion. The company has provided for the estimated net cost of these programs as a vehicle marketing cost based on the estimated number of participants who will ultimately purchase vehicles.

The company and many of its subsidiaries have entered into foreign exchange agreements to manage exposure to foreign exchange rate fluctuations. These exchange agreements hedge primarily debt, firm commitments and dividends that are denominated in foreign currencies and net investments in foreign subsidiaries. Agreements entered into to manage these exposures include foreign currency forward contracts, currency swaps and foreign currency options. Gains or losses on the various agreements are either recognized during the period or included in the bases of the related transactions.

The fair value of these foreign exchange agreements generally was estimated using current market prices provided by outside quotation services. The fair value was estimated to be a net receivable of $124 million at December 31, 1993 and $302 million at December 31, 1992. In the unlikely event that a counterparty fails to meet the terms of a foreign exchange agreement, the company's market risk is limited to the currency rate differential. In the case of currency swaps, the company's market risk also may include an interest rate differential. At December 31, 1993 and 1992, the total amount of the company's foreign currency forward contracts, option contracts and currency swaps outstanding was $8.6 billion and $11.3 billion, respectively, maturing primarily through 1995.

The company and many of its subsidiaries have entered into arrangements to manage exposure to fluctuations in interest rates. These arrangements include primarily interest-rate swap agreements and, to a lesser extent, interest-rate futures contracts. The differential paid or received on interest-rate swap agreements is recognized as an adjustment to interest expense. Realized and unrealized gains and losses on interest-rate futures contracts are deferred and recognized as adjustments to interest income or expense.

The fair value of interest-rate swaps is the estimated amount the company would receive or pay to terminate the swap agreement. The fair value is calculated using information provided by outside quotation services, taking into account current interest rates and the current credit-worthiness of the swap counterparties. The fair value was estimated to be a net receivable of $585 million at December 31, 1993 and $371 million at December 31, 1992. In the unlikely event that a counterparty fails to meet the terms of an interest-rate swap agreement, the company's exposure is limited to the interest rate differential. The underlying principal amounts on which the company has interest-rate swap agreements and futures contracts outstanding aggregated $36.5 billion at December 31, 1993 and $21.1 billion at December 31, 1992.

Certain Financial Services subsidiaries make credit lines available to holders of their credit cards. At December 31, 1993 and 1992, the unused portion of available credit was approximately $9.9 billion and $5.5 billion, respectively, and is revocable under specified conditions. The fair value of unused credit lines and the potential risk of loss was not considered to be significant.

In addition, the company and its subsidiaries have entered into a variety of other financial agreements which contain potential risk of loss. These agreements include limited guarantees under sales of receivables agreements, financial guarantees, letters of credit, interest rate caps and floors and government security repurchase agreements. The fair value of these agreements and the potential risk of loss was not considered to be significant.

NOTE 15.  Cash Flows
- --------------------
The reconciliation of net income/(loss) to cash flows from operating activities is as follows (in millions):

                                              1993                 1992                           1991
                                      -------------------     ---------------------       -----------------------
                                                   Financial                 Financial                    Financial
                                       Automotive  Services    Automotive   Services      Automotive     Services
                                      ----------- -----------  -----------  -----------   ------------- -----------
Net income/(loss)                     $  940      $1,589       $(8,628)      $1,243        $(3,186)     $  927
Adjustments to reconcile net
 income/(loss) to cash flows
 from operating activities:
  Cumulative effects of changes in
   accounting principles                   -           -        7,094          (211)             -           -
  Depreciation and amortization        4,404       3,064        4,666         2,089          4,278       1,500
  (Earnings)/losses of affiliated
   companies in excess of dividends
   remitted                              (21)         (9)          16            51             83          61
  Provision for credit and
   insurance losses                        -        1,523           -         1,795              -       2,159
  Foreign currency adjustments          (650)          -          (362)           -           (331)          -
  (Credit)/provision for deferred
 income taxes                           (796)         595         (447)         333          (1,122)        108
  Gain on sales of receivables             -          (98)           -          (9)               -        (113)
  Interest credited to deposit accounts    -          380            -         571                -         873
  Changes in assets and liabilities:
    (Increase)/decrease in accounts
     receivable and other current
     assets                               34           -           103           -              673           -
    (Increase)/decrease in inventory    (275)          -           380           -               78            -
    Increase in accounts payable and
     accrued and other liabilities     3,735         594         2,617         295            3,006          142
  Changes in unearned premiums             -         (65)           -         (281)               -         (288)
  Other                                 (509)       (428)         314         (114)            (138)        (589)

Cash flows from operating
 activities                           $6,862      $7,145      $ 5,753       $5,762          $ 3,341       $4,780
                                     =======      =======     =======       =======         =======       =======

The company considers all highly-liquid investments purchased with a maturity of three months or less to be cash equivalents. The book value of these investments approximates fair value because of the short maturity. Cash flows resulting from futures contracts, forward contracts and options that are accounted for as hedges of identifiable transactions are classified in the same category as the item being hedged.

Cash paid for interest and income taxes was as follows (in millions):

                                             1993        1992        1991
                                            ------      ------      ------
Interest                                    $6,969      $8,255      $9,458
Income taxes                                 1,522          31         356

NOTE 16. Segment Information
- ----------------------------
The company operates in two principal business segments: Automotive and Financial Services. The Automotive segment consists of the manufacture, assembly and sale of cars, trucks and related parts and accessories. The Financial Services segment consists primarily of financing operations, insurance operations, savings and loan operations, and vehicle and equipment leasing operations.

Intersegment transactions represent principally transactions occurring in the ordinary course of business, borrowings and related transactions between entities in the Financial Services and Automotive segments, and interest and other support under special vehicle financing programs. These arrangements are reflected in the respective business segments.

Intercompany sales among geographic areas consist primarily of vehicles, parts and components manufactured by the company and various subsidiaries and sold to different entities within the consolidated group. Transfer prices for these transactions are established through negotiations between the affected entities.

Financial information segregated by major geographic area is as follows (in millions):

Automotive
- ----------
                                                1993       1992     1991
                                            --------    -------     --------
Sales to unaffiliated customers
 United States                              $ 61,559    $ 51,918    $ 40,627
 Europe*                                      18,507      21,579      21,012
 All other                                    11,502      10,910      10,412
- ------------------------
   Total                                    $ 91,568    $ 84,407    $ 72,051
                                            ========    ========    ========

Intercompany sales among
 geographic areas
  United States                             $  8,721    $  6,978    $  7,094
  Europe*                                      1,690       1,717       1,619
  All other                                    9,791      10,120       8,644
- ------------------------
    Total                                   $ 20,202    $ 18,815    $ 17,357
                                            ========    ========    ========

Total sales
  United States                             $ 70,280    $ 58,896    $ 47,721
  Europe*                                     20,197      23,296      22,631
  All other                                   21,293      21,030      19,056
  Elimination of intercompany
   sales                                     (20,202)    (18,815)    (17,357)
- ------------------------
    Total                                   $ 91,568    $ 84,407    $ 72,051
                                            ========    ========    ========

Operating income/(loss)
  United States                             $  1,677    $   (582)   $ (3,238)
  Europe*                                       (402)       (924)       (280)
  All Other                                      157        (269)       (251)
- ------------------------
    Total                                   $  1,432    $ (1,775)   $ (3,769)
                                            ========    ========    ========

Net income/(loss) before
 cumulative effects of changes
 in accounting principles
  United States                             $  1,482    $   (405)   $ (2,215)
  Europe*                                       (407)       (647)       (478)
  All other                                     (135)       (482)       (492)
- ------------------------
    Total                                   $    940    $ (1,534)   $ (3,185)
                                            ========    ========    ========

Assets at December 31
  United States                             $ 39,666    $ 34,334    $ 26,728
  Europe*                                     13,452      13,414      15,950
  All Other                                   18,248      17,534      17,938
  Net receivables from
   Financial Services                            910       1,437         156
  Elimination of intercompany
   receivables                               (10,539)     (9,549)     (8,375)
- ------------------------
    Total                                   $ 61,737    $ 57,170    $ 52,397
                                            ========    ========    ========

Capital expenditures (facilities,
 machinery and equipment and
 tooling)
  United States                             $  4,289    $  3,018    $  3,042
  Europe*                                      1,376       1,857       1,979
  All Other                                    1,049         822         702
- ------------------------
    Total                                   $  6,714    $  5,697    $  5,723
                                            ========    ========    ========

- - - - - -
*Excludes Jaguar
Certain amounts for 1992 and 1991 have been reclassified to conform with presentations adopted in 1993.

Financial Services
- ------------------
                                              1993        1992        1991
                                             -------    --------    ------
Revenues
  United States                             $ 14,102    $ 12,514    $ 13,182
  Europe                                       1,673       2,051       1,847
  All other                                    1,178       1,160       1,206
                                            --------    --------    --------
    Total                                   $ 16,953    $ 15,725    $ 16,235
                                            ========    ========    ========

Income before income taxes and
 cumulative effects of changes
 in accounting principles**
  United States                             $  2,311    $  1,452    $  1,163
  Europe                                         285         266         184
  All other                                      116         107         118
- ------------------------
    Total                                   $  2,712    $  1,825    $  1,465
                                            ========    ========    ========
- - - - - -
**      Financial Services activities do not report operating income;
        income before income taxes is representative of operating income.

Net income before cumulative
 effects of changes in accounting
 principles
  United States                            $  1,340    $    919    $    768
  Europe                                        187          68         118
  All other                                      62          45          41
                                           --------    --------    --------
    Total                                  $  1,589    $  1,032    $    927
                                           ========    ========    ========
Assets at December 31
  United States                            $117,290    $104,749    $100,730
  Europe                                     12,132      11,512      13,662
  All other                                   7,779       7,114       7,640
                                           --------    --------    --------
    Total                                  $137,201    $123,375    $122,032
                                           ========    ========    ========

Financial Services revenues included $72 million in 1993, $221 million in 1992 and $310 million in 1991 from the Federal Savings and Loan Insurance Corporation Resolution Fund in connection with the acquisition by First Nationwide of certain savings and loan institutions. During 1992, First Nationwide entered into a settlement agreement with the Resolution Trust Corporation which substantially terminated these assistance agreements.

Note 17. Summary Quarterly Financial Data (Unaudited)
- -----------------------------------------------------
(in millions except amounts per share)

                                          1993                                          1992
                      ---------------------------------------------     --------------------------------------
                        First     Second      Third     Fourth          First     Second     Third      Fourth
                       Quarter    Quarter    Quarter    Quarter         Quarter   Quarter    Quarter    Quarter
                    -------------------------------------------     --------------------------------------------
Automotive
 Sales                  $22,686   $25,264   $20,107   $23,511         $20,636     $22,903    $19,370     $21,498
 Operating income/
  (loss)                    505       787      (242)      382             243         551       (964)     (1,605)

Financial Services
 Revenues                 4,077     4,155     4,391     4,330           3,922        3,940      3,955       3,908
 Income before income
  taxes                     670       654       732       656             420          483        501         421

Total Company
 Income/(loss) before
  cumulative effects of
  changes in accounting
  principles            $  572   $   775   $   463a/  $   719b/       $   223c/    $   387    $  (272)   $   (840)d/
Cumulative effects of
 changes in accounting
 principles                 -         -          -          -          (6,883)           -          -            -

Net income/(loss)          572       775       463        719          (6,660)         387        (272)      (840)
Preferred stock dividend
 requirements               72        72        72         72              48            48         48         65

Income/(loss)
 attributable
 to Common and
 Class B Stock         $   500   $   703   $   391    $   647        $(6,708)      $   339     $  (320)    $  (905)
                       =======   =======   =======    =======        ========      =======     ========    ========

AMOUNTS PER SHARE OF
 COMMON AND CLASS B
 STOCK AFTER PREFERRED
 STOCK DIVIDENDSe/

Income/(loss) before
 cumulative effects of
 changes in accounting
 principles            $  1.02  $  1.43    $  0.79    $  1.30        $  0.36       $  0.70     $ (0.66)    $ (1.85)
Cumulative effects of
 changes in accounting
 principles                  -        -         -          -          (14.21)             -          -           -

Income/(loss)          $  1.02  $  1.43   $  0.79     $  1.30        $(13.85)      $  0.70     $ (0.66)    $ (1.85)


Income/(loss) assuming
 full dilution         $  0.95 $  1.30    $  0.76     $  1.19        $(13.85)      $  0.68     $ (0.66)    $ (1.85)

Dividends              $  0.40 $  0.40    $  0.40     $  0.40        $  0.40       $  0.40     $  0.40     $  0.40

- - - - - -
a/ Includes a one-time tax reduction of $140 million to reflect revaluation of U.S. deferred tax balances, offset partially by restructuring charges at Jaguar ($65 million).
b/ Includes restructuring charges at Jaguar ($109 million) and Ford of Australia
   ($57 million), partially offset by the favorable one-time effect of a reduction in German tax rates ($59 million) and a gain on the sale of part of Ford's North American automotive seating and seat trim business
   ($73 million).
c/ Includes a gain of $61 million on the sale of the U.S. portion of Ford's
   Dealer Computer Services business.
d/ Includes $419 million of one-time charges principally associated with restructuring actions in Europe.
e/ The sum of the per-share amounts in 1993 and 1992 is different than the amounts reported for the full year because of the effect that sales of the company's stock had on average shares for those periods.